CHEZ CASA

FORM C
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

§227.201(A) – BASIC INFORMATION ABOUT THE COMPANY

Name of Company	Waterview Hospitality LLC (d/b/a Chez Casa)
State of Organization	Massachusetts
Date Company Was Formed	October 31st, 2018
Kind of Entity	Limited Liability Company
Street Address	44 Gerrish Ave, Chelsea Massachusetts 02150
Website Address	http://www.chezcasaboston.com

§227.201(B) – DIRECTORS AND OFFICERS OF THE COMPANY

Name	Keenan Langlois	
All positions with the Company and How Long for Each Position	Position Owner	How Long October 31st, 2018
Business Experience During Last Three Years	Keenan has been an executive chef in premiere establishments in the Greater Boston area	
Principal Occupation During Last Three Years	Executive Chef and Chef de Cuisine	

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1

Has this Person Been Employed by Anyone Else During the Last Three Years?	Yes	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Publico	Business: Restaurant
	The Sinclair Kitchen	Restaurant
	Five Corners Kitchen	Restaurant
	The Granary Tavern	Restaurant

§227.201(C) – EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

Name	Keenan Langlois

§227.201(D) – THE COMPANY'S BUSINESS AND BUSINESS PLAN

The Basics

Chez Casa is a full service upscale-casual concept restaurant focusing on diverse cuisines in a quick-serve and take-away setting. The menu is inspired by European cooking traditions with a touch of the Central and Southern Americas, including a selection of prepared foods such as fresh pastas, sauces and accoutrements. The daytime cafe menu is centered around coffee, fresh juices, and healthy blended drinks, along with lunch fare. Also available are prepared foods such as roasted chicken or vegetable lasagna, and sauces and spreads available for carry-out.

Continued growth and education of the local population presents new opportunities to provide hospitality in Salem. The influx of residents and the culinary education of these new peoples presents the need for new options in dining and hospitality experiences. Chez Casa provides a different environment born from Keenan's personal trials, travel, and education that combines the most memorable parts of these experiences.

Chez Casa borrows from multiple cultures and nationalities to set forth an experience unique for the dining landscape in Salem and the surrounding towns.

Aiming to envelope the wide range of tastes and inclinations of young professionals and mature groups alike, Chez Casa provides a worldly atmosphere with familiar accents and serves approachable, yet interesting food created from a life of culinary and personal accomplishments.

Pre-existing local competition comes from small cafes and traditional casual restaurants. Chez Casa stands out from the crowd by providing a confluence of refreshingly different cuisines to satisfy the senses, all in one house.

Chez Casa will be owned and operated by Waterview Hospitality, LLC, a Boston based limited liability company managed by Keenan Langlois, a resident of Chelsea, MA. Keenan is a graduate of The Culinary Institute of America and a lifelong devotee in the hospitality industry. Aside from international kitchen training, Keenan has worked for multiple award winning restaurant organizations and has been instrumental in the opening and operating of several restaurant concepts in the Boston area.

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Chez Casa will offer made-to-order products such as sandwiches, salads and hot items. We will also create prepared foods for takeaway and partial in-home assembly. Chez Casa will strive to craft all menu items in-house, when practicable. Particular items will include fresh pastas, unique bottled sauces and sides, baked goods, and fully prepared meals that are easy to transport and reheat.

Our Business Model

Chez Casa is in the quick-serve, casual hospitality sector. The products range from meals made a la minute and consumed in-house or takeaway, to prepared entrees for the guest to simply reheat in the convenience of their home. We will also offer fresh pastas and sauces so that the patron can add creativity when they prepare foods at home.

We plan to grow the company by creating marketable signature products that can be placed in larger retailers around the area, for example our distinctive sauces and stocks, patés and other artisanal food items. We also plan to explore catering and other offsite functions.

Our pricing structure will be competitive with other restaurants in the Salem area. Most products will be moderately priced, with some exceptions for premium items (for example, products with expensive ingredients or a time-intensive preparation process). Coffees and production beverages will likely average around $4 and food products will likely average around $10-12. We will offer retail products across several price ranges, from $7 hot sauce bottles to $65 handmade aprons.

We hope that this offering is merely the beginning of the Chez Casa. We invision Chez Casa as a launch pad for multiple business segments in the future, such as Chicky Casa or Cafe Casa.

Our Location and Market Analysis

Chez Casa is located at 97 Bridge Street, which is a thoroughfare connecting Salem to Beverly. This high-traffic route cuts through a residential area in North Salem. The immediate local competitors are Coffee Time Bake Shop, Dunkin Donuts, The 99, and Amazing Pizza. The indirect competition comes from businesses in the downtown Salem district, about 5 miles away. Salem has a population of just under 43,000 with the median age of 36 years. Beverly has a population of 41,800 with the median age of 40.6 years.

The guests and patrons of Chez Casa willy likely be local residents, for the most part. The location of Chez Casa on a main artery into neighboring Beverly will bring guests from a number of surrounding towns. They are old and young and from varying backgrounds. The food and pricing will accommodate all ranges of palates and wallets. We expect that most patrons will spend $15 per transaction on average. Coffees and drinks will average around $4 per transaction while food products will average around $10-$12. We expect takeaway products such as pre-made entrees will average around $15. Working professionals are the biggest spenders in the quick-serve restaurant space. Householders in the prime ages of 35-44 are spending 39% more on breakfast and 33% more on lunch at quick-serve locations than at full service establishments.

Our Key People

Keenan Langlois: Chef & Owner

Keenan grew up on Martha's Vineyard where he learned his love of food and cooking from his parents. He started working in the restaurant industry when he was 13 and went on to work, travel, eat, and explore before heading to the Culinary Institute of America (CIA) in New York. While there, he landed an internship under Nancy Oakes, a James Beard award winner, at Boulevard in San Francisco. He later returned to the CIA to graduate with honors.

Keenan later moved to Boston where he proceeded to gain invaluable experience in a range of kitchens and cuisines. Working with Gordon Hamersley at Hamersley's Bistro provided him the opportunity to cook at the Michelin 3-star restaurant Les Jardin des Sens in Montpellier, France. Keenan went on to work with Michael Leviton at Lumière, where he learned the discipline it takes to become a well-rounded cook. He then moved over to Nightingale, a treasure of Boston's South End, where he practiced making breads and pastries on a daily basis. Under the tutelage of Chefs Rob Jean and Jamie Mammano at Sorellina, Keenan developed an appreciation for the art of refined Italian cuisine. His love of all things French led him to The Aquitaine Group where he helped Gaslight Brasserie gain numerous awards and acknowledgement before reigniting the menu at the South End's beloved Union Bar and Grille. In 2014, he joined the team at The Sinclair as Executive Chef. In the February of 2017 Keenan opened Publico Street Bistro, producing a multinational menu influenced by Keenan's travels and tastes. Recently, Keenan has helped the owners of Superfine Foods open another location in Marblehead. He has also worked as a private in-home chef and started the acclaimed Dragon Pizza in Somerville.

Along the way, Keenan has traveled extensively, from a 10,000 mile trek across the US, to sojourns across Europe, to a journey through Istanbul. His travels, along with his education at the CIA, his work under award-winning chefs, and his experience helming kitchens across Boston have helped him develop his own singular style based on perfected techniques and a love for showcasing the freshest local ingredients. Keenan's journey in life and in food has resulted in a number of awards. Whether he's based in Boston or in a faraway land halfway across the globe, his philosophy remains the same. "Simple food cooked perfectly never goes out of style."

§227.201(E) – NUMBER OF EMPLOYEES

The Company currently has 1 employee.

§227.201(F) – RISKS OF INVESTING

Required Statements

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Please refer to Appendix A for risks of investing in this investment

Risks in Educational Materials

Our [Educational Materials](#) list risks that are common to many of the companies on the MainVest platform.

§227.201(G) – TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$20,000
Offering Deadline	January 13th, 2019

Required Statement

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(H) – COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$30,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

§227.201(I) – HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is Reasonably Sure it Will Use the Money as Follows

Use of Money	How Much (if Minimum)	How Much (if Maximum)
Compensation to MainVest	$1,200	$1,800
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$10,000	$10,000
Construction	$8,800	$13,200
Cost of Equipment	$0	$5,000
TOTAL	$20,000	$30,000

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§227.201(J) – THE INVESTMENT PROCESS

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, press the *Invest* button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to your dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

NOTE: For more information about the investment and cancellation process, see Educational Materials.

Required Statements
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

§227.201(K) – MATERIAL CHANGES

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

EXPLANATION: A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(L) – PRICE OF THE SECURITIES

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

§227.201(M) – TERMS OF THE SECURITIES

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Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." Many of the terms of the Notes are set forth in a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page:

CAP

1.5×

PERCENTAGE OF REVENUE*

5%*

SENIORITY

Subordinated

MATURITY DATE

March 01, 2024

SECURITIZATION

Unsecured

*as further defined in the note agreement

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

The Notes will be illiquid (meaning you might not be able to sell them) for four reasons:
•   The Note Indenture prohibits the sale or other transfer of Notes without the Company's consent.
•   If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
•   Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
•   By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.
As a result, you should plan to hold your Note until maturity.

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Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Note Indenture may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has outstanding the following securities:

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	n/a
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	n/a
How These Securities Differ from the Promissory Notes Offered to Investors	n/a

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name	Percentage of Voting Rights
Keenan Langlois	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you or, if the Company doesn't make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

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§227.201(N) – THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

§227.201(O) – COMPENSATION OF THE FUNDING PORTAL

The Company will compensate MainVest, Inc. as follows:

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed.

MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest, Inc. to acquire an interest.

§227.201(P) – INDEBTEDNESS OF THE COMPANY

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

§227.201(Q) – OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

§227.201(R) – TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

§227.201(S) – THE COMPANY'S FINANCIAL CONDITION

The Company was established in October 2018. As such, there are limited financial statements and information for the investor to review.

Without the funds the Company plans to raise through regulation crowdfunding on MainVest, the Company would need to find other funds for the completion of its buildout, equipment, and ultimately to launch the Company. At this time, the Company is expecting to secure approximately a $20,000 investment in an equity or debt private placement in order to launch the Company. The Company has no outstanding debt at the time of this offering.

§227.201(T) – THE COMPANY'S FINANCIAL STATEMENTS

Historical Financial Statements

Please see Appendix B for historical financial statements

Pro Forma Income Statement

In order to illustrate the future earning potential of the Company, the Company provided a summary of its 3-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section §227.201(F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3
Sales	$234,000	$312,000	$438,000
Costs/Goods Sold	$58,500	$78,000	$109,500
Gross Profit	$175,500	$234,000	$328,500
Operating Expenses			
Salary (Office & Overhead)	$75,000	$80,000	$98,269
Payroll (taxes, etc.)	$500	$600	$700
Outside Services	$0	$0	$0
Supplies (Office & Operation)	$500	$500	$500
Repairs & Maintenance	$750	$1,600	$3,369
Advertising	$1,000	$1,000	$1,000
Car, Delivery & Travel	$0	$0	$0
Accounting & Legal	$1,000	$1,000	$1,000
Rent	$19,140	$19,620	$20,100
Telephone	$1,200	$1,200	$1,200
Utilities	$2,400	$2,400	$3,000
Insurance	$2,000	$2,000	$2,000
Taxes (Real Estate, etc.)	$0	$0	$0
Depreciation	$0	$0	$0
Other Expenses	$0	$0	$0
TOTAL EXPENSES	$103,490	$109,920	$131,138
OPERATING PROFIT BEFORE TAXES	$72,010	$124,080	$197,362
Income Taxes	$21,603	$37,224	$59,208
OPERATING PROFIT AFTER TAX	$50,407	$86,856	$138,153
MainVest Revenue Note (1)	**$11,700**	**$15,600**	**$17,700**

(1) Assumes a MainVest final offering of $30,000. If the final offering amount is lower than $30,000, the total debt payments are expected to be lower.

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§227.201(U) – DISQUALIFICATION EVENTS

EXPLANATION: A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Education Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(V) – UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

§227.201(W) – ANNUAL REPORTS FOR THE COMPANY

We will file a report with the Securities and Exchange Commission annually and post the report on our website at http://www.chezcasaboston.com no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file any more annual reports. We will notify you if that happens.

§227.201(X) – OUR COMPLIANCE WITH REPORTING OBLIGATIONS

EXPLANATION: This item requires a company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(Y) – OTHER IMPORTANT INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

(Z) - ADDITIONAL INFORMATION INCLUDED IN THE FORM C

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	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

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APPENDIX A:
INVESTMENT RISKS

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LIMITED SERVICES

The Company operates with a very limited scope, offering only food and beverage services to potential clients, making them vulnerable to changes in customer preferences.

LIMITED OPERATING HISTORY

The Company is a newly established entity and has no history for prospective investors to consider.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against the other competitors could negatively affect the Company's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in the Company's management or vote on and/or influence any managerial decisions regarding the Company. Furthermore, if the founders or other key personnel of the Company were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which the Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein.

Additionally, the Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

The Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT THE COMPANY

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect the Company's financial performance or ability to continue to operate.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

The Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although the Company will carry some insurance, the Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect the Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the restaurant/food service industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of the Company's management will coincide: you both want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want the company to act conservative to make sure they are best equipped to repay the Note obligations, while the company might prefer to spend aggressively to invest in the business.
- You would like to keep the compensation of managers low, while managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If the Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if the Company is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if the Company fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of the Company, and the revenue of the Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of the Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

Waterview Hospitality, LLC
Balance Sheet - unaudited
11/12/18

	Current Period 12-Nov-18
ASSETS	
Current Assets:	
Cash	$ 2,735
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	2,735
Fixed Assets:	-
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Deposits	1,595
Other Assets	-
Total Other Assets	1,595
TOTAL ASSETS	**$ 4,330**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	5,000
Opening Retained Earnings	-
Dividends Paid/Owner's Draw	-
Net Income (Loss)	(670)
Total Equity	4,330
TOTAL LIABILITIES & EQUITY	**$ 4,330**

Waterview Hospitality, LLC
Income Statement - unaudited
11/12/18

	Current Period
	10/31/2018 - 11/12/2018
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	-
	-
COST OF GOODS SOLD	-
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	500
Computer and Internet	20
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	150
TOTAL OPERATING EXPENSES	670
OPERATING PROFIT (LOSS)	(670)
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	$ (670)

Waterview Hospitality, LLC
Statement of Cash Flow - unaudited
11/12/18

	Current Period
	10/31/2018 - 11/12/2018
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	(670)
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	-
Prepaid Income Taxes	-
Deposit	(1,595)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	-
Credit Cards Payable	-
Total Adjustments	(1,595)
Net Cash Flows From Operating Activities	(2,265)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-
Net Cash Flows From Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Equity Issuance (Withdrawels)	5,000
Net Cash Flows From Financing Activities	5,000
NET INCREASE (DECREASE) IN CASH	2,735
CASH - BEGINNING	-
CASH - ENDING	2,735

Waterview Hospitality, LLC
Statement of Changes in Members Equity- unaudited
11/12/18

	Current Period
	10/31/2018 - 11/12/2018
MEMBER'S EQUITY - BEGINNING	-
Issuance of LLC Interests	5,000.00
Net Income	(670.00)
MEMBER'S EQUITY - ENDING	4,330.00

I, Keenan Langlois, certify that:

(1) The financial statements of Waterview Hospitality LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of Waterview Hospitality LLC have not been included in this Form as Waterview Hospitality LLC has only been formed on 10/31/2018 and has not filed a tax return to date.

DocuSigned by:

58250328F52842C...

Name: Keenan Langlois
Title: Owner